  EXHIBIT 99.1

Amarc Progressing its BC Copper-Gold Districts and Engages Kin Communications Inc.

July 8, 2022, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce that it has engaged Kin Communications Inc. (“Kin”) to assist with its investor relations activities.

Amarc President and CEO Diane Nicolson said, “With three copper-gold districts, each hosting a known porphyry copper deposit that is prime for moving toward development as well as multiple copper-gold deposit targets that are ready for drill discovery, we believe that Amarc is uniquely positioned to both provide copper to help fill the growing global copper supply gap and benefit from the opportunities from its exposure to gold.”

Amarc has partnered with foremost copper producer Freeport Mineral Properties Canada Inc. (“Freeport”) on the JOY Copper-Gold District, and our other Districts are also positioned for efficient, value-accretive programs and deals.  Amarc has planned targeted programs for its DUKE and IKE Copper-Gold Districts and is working to establish funding to advance the development of both DUKE and IKE.

“As such, it is the right time to partner with a full-service IR firm like Kin, with an extensive network of investors to create a targeted communications program and broaden the reach of our message” added Nicolson. “Kin has a track record of enhancing communication and increasing the liquidity of the companies for which it provides services.”

Under the terms of the Investor Relations Agreement with Kin (the “Agreement”), Kin has agreed to assist Amarc with investor relations, including communicating with and marketing to potential investors, shareholders and media contacts for a period of twelve months and on a month-to-month basis thereafter. In consideration for the services, the Company has agreed to pay Kin $12,500 per month for the initial 12-month period. In addition, the Company has granted Kin stock options entitling it to purchase 1,000,000 of the Company’s common shares at a price of $0.11 per share with a five-year term, vesting in three instalments of 33%, 33% and 34%, with the first instalment vesting 90 days after the Effective Date of the Agreement. Kin is owned by President & CEO Arlen Hansen and has no direct relationship with the Company, other than as described in this news release.

The investor relations agreement with Kin and the grant of options thereunder is subject to regulatory approval.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from exploration and development of its assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President & CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Dr. Diane Nicolson

President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.